15027302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huffman Prairie Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Schaefer Hackett & Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 14 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

HUFFMAN PRAIRIE
CAPITAL

Statement of Financial Condition
December 31, 2014
With Independent Auditors' Report

10510 Springboro Pike
Miamisburg, OH 45342
937.434.3095
937.434.6215 fax

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
Huffman Prairie Capital, LLC
Dayton, Ohio

We have audited the accompanying financial statements of Huffman Prairie Capital, LLC (a State of Ohio Corporation), (the Company), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Huffman Prairie Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Huffman Prairie Capital, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Huffman Prairie Capital, LLC's financial statements. The supplemental information is the responsibility of Huffman Prairie Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 26, 2015

14 east main street, ste.500
springfield, oh 45502

www.cshco.com
p. 937.399.2000
f. 937.399.5433

Huffman Prairie Capital, LLC
Statement of Financial Condition
December 31, 2014 and 2013

		2014	2013
Assets			
Current assets:			
Cash	$	65,127	87,519
Prepaid		9,348	9,173
Total assets	$	74,475	96,692
Member's equity	$	74,475	96,692

See accompanying notes to the financial statements.

Huffman Prairie Capital, LLC
Statement of Operations and Changes in Member's Equity
For the Years Ended December 31, 2014 and 2013

		2014	2013
Expenses:			
Broker Dealer-Legal Expense	$	1,440	-
Computer support		392	311
Accounting Fee		5,500	-
Legal Fees		12,407	-
Licenses and Fees		724	1,494
Insurance Expense		1,754	1,754
Total expenses		22,217	3,559
Net loss		(22,217)	(3,559)
Member's equity, beginning of year		96,692	18,251
Member contributions		-	82,000
Member's equity, end of year	$	74,475	96,692

See accompanying notes to the financial statements.

Huffman Prairie Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

		2014	2013
Cash flows from operating activities:			
Net loss	$	(22,217)	(3,559)
Adjustments to reconcile net loss to net cash used by operating activities			
Prepaids		(175)	504
Net cash used in operating activities		(22,392)	(3,055)
Cash flows from investing activities:			
Member contributions		-	82,000
(Decrease) increase in cash		(22,392)	78,945
Cash, beginning of year		87,519	8,574
Cash, end of year	$	65,127	87,519

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
Huffman Prairie Capital is an Ohio Limited Liability Company operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a fully disclosed registered broker/dealer engaged primarily in selling investment interest in the Connor Group Funds. To date no investment interests have been sold through Huffman Prairie. The Company is located in Dayton, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes
The Partnership is a limited liability company. Accordingly, no provision for income taxes has been made in the accompanying financial statements since any tax liability is that of the Company's member and not of the Company

Accounting for uncertainty in income taxes
The Company adopted the provisions contained in Accounting for Uncertainty in Income Taxes. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2011 through 2013. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. The company recognized no interest or penalties during the years ended December 31, 2014 and 2013. In evaluating the Partnership's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 28, 2014, the date which the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder is the Connor Group, on whose behalf all investments are sold. The Company is operated out the Connor Groups main office. All expenses the Connor Group incurs on behalf of the Company are expensed directly.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $65,127, which was $60,127 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2014 was 0.0 to 1.0. In compliance with the SEC Rule 17a5(d)(4), there were no differences between the net capital computation as audited and the fourth quarter FOCUS IIA report.

Huffman Prairie Capital, LLC
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2014

Net Capital:		
Total member's equity	$	74,475
Deduct non-allowable assets-prepaids		9,348
Net capital	$	65,127
Total aggregate indebtedness	$	-
Ratio: Aggregate indebtedness to net capital		0.0 to 1.0
Minimum net capital required	$	5,000
Excess Net Capital	$	60,127

There were no differences between the net capital computation presented above and the fourth quarter FOCUS IIA report.

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Huffman Prairie Capital, LLC
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Huffman Prairie Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huffman Prairie Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Huffman Prairie Capital, LLC stated that Huffman Prairie Capital, LLC met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014 without exception. Huffman Prairie Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huffman Prairie Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 26, 2015

14 east main street, ste.500
springfield, oh 45502

www.cshco.com
p. 937.399.2000
f. 937.399.5433

Huffman Prairie's Exemption Report

Huffman Prairie (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Huffman Prairie

I, Robert Holzapfel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert Holzapfel

Title: Chief Financial Officer

December 8, 2014